Exhibit 99.1

Next.e.GO N.V. Files Application For Opening Of Insolvency Proceedings

AACHEN, GERMANY– April 02, 2024 – Next.e.GO N.V. (“e.GO” or “the Company”), the parent company of Next.e.GO Mobile SE, today announced its decision to also file an application for opening of insolvency proceedings with the competent district court of Aachen (Amtsgericht Aachen).

The decision to apply for the opening of the insolvency proceedings with the competent court follows the previously disclosed filing of the application for opening of insolvency proceedings by Next.e.GO Mobile SE, the main subsidiary of Next.e.GO N.V.

This comes amidst a backdrop of recent adverse developments and challenges across the electric vehicle (“EV”) industry and volatility in the capital markets, exacerbated by the recent situation surrounding other players in the EV sector. Moreover, given the unfavorable market environment, the equity-based financing instruments that were secured by the Company could not perform to the expected level and pace; and despite significant efforts by the Company, the prevailing market conditions along with uncertainty across the EV sector have further significantly hindered the Company’s ability to secure alternative funding as required under the local regulatory framework.

In light of this development and to ensure compliance with the local regulatory framework, the executive director has determined to initiate respective insolvency proceedings for Next.e.GO N.V.

Throughout this process, the Company remains committed to work closely with all relevant parties to navigate the insolvency proceedings.

About e.GO

Headquartered in Aachen, Germany, e.GO designs and manufactures battery electric vehicles for the urban environment, with a focus on convenience, reliability and affordability. e.GO has developed a disruptive solution for producing its electric vehicles using proprietary technologies and low cost MicroFactories, and has vehicles already on the road today. e.GO is helping cities and their inhabitants improve the way they get around and is making clean and convenient urban mobility a reality. Visit https://www.e-go-mobile.com/ to learn more.

Contacts

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ir@e-go-mobile.com